                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                               FOTOBALL USA, INC.
                            (NAME OF SUBJECT COMPANY)

                               FOTOBALL USA, INC.
                        (NAME OF PERSON FILING STATEMENT)

                              --------------------

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                              --------------------

                                    350384103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              --------------------

                                                                                 with copies to:
                     Scott P. Dickey                                        Charles I. Weissman, Esq.
                    Fotoball USA, Inc.                                 Swidler Berlin Shereff Friedman, LLP
                      6740 Cobra Way                                          The Chrysler Building
                San Diego, California 92121                                    405 Lexington Avenue
                      (858) 909-9900                                         New York, New York 10174
                                                                                  (212) 973-0111


           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSON FILING STATEMENT)

                              --------------------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

         The name of the subject company is Fotoball USA, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 6740 Cobra Way, San Diego, California 92121. The telephone number of the Company at its principal executive offices is (858) 909-9900.

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this "Statement") relates is the common stock, $0.01 par value, of the Company, including the associated preferred share purchase rights (the "Shares"). As of December 9, 2003, there were 3,651,501 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

         The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

         This Statement relates to the offer by K2 Inc., a Delaware corporation ("K2"), to acquire each issued and outstanding Share of the Company in exchange for 0.2757 of a share of common stock, par value $1.00 per share, of K2, including the associated preferred share purchase rights (the "Offer Consideration"), upon the terms and subject to the conditions set forth in K2's Prospectus, dated December 10, 2003 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Prospectus and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer." The Offer was commenced by K2 on December 10, 2003 and expires at 12:00 midnight, New York City time, on Thursday, January 8, 2004, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer more than 50% of the Shares on a diluted basis, as described in the Prospectus (the "Minimum Tender Condition").

         The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the "Schedule TO"), filed by K2 with the Securities and Exchange Commission on December 10, 2003. The Prospectus and the related Letter of Transmittal have been filed as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively, and each is hereby incorporated herein by reference.

         The Offer is being made pursuant to the Agreement and Plan of Merger and Reorganization, dated as of November 25, 2003, by and among the Company, K2 and Boca Acquisition Sub, Inc. ("Acquisition Sub"), a Delaware corporation and wholly owned subsidiary of K2 (as such agreement may from time to time be amended or supplemented, the "Merger Agreement"). The Merger Agreement provides that, following the completion of the Offer, Acquisition Sub will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares held by K2, Acquisition Sub or the Company or stockholders who properly exercise appraisal rights, if any, under Section 262 of the Delaware General Corporation Law (the

"DGCL")) will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest thereon (the "Merger Consideration").

         The Schedule TO states that the principal executive offices of K2 and Acquisition Sub are located at 2051 Palomar Airport Road, Carlsbad, California 92009 and that the telephone number at such principal executive offices is (760) 494-1000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) K2, Acquisition Sub or their respective executive officers, directors or affiliates.

         THE MERGER AGREEMENT. The summary of the Merger Agreement contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is hereby incorporated herein by reference.

         COMPANY STOCK OPTIONS. The Merger Agreement provides that, at the effective time of the Merger, each outstanding option to purchase Shares issued by the Company pursuant to the Company's 1998 Stock Option Plan or any other agreement or arrangement, whether vested or unvested, will be converted into an option to purchase shares of common stock of K2. As of the effective time of the Merger, each such Company option will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable to the Company stock option (subject to (a) the acceleration of vesting or exercisability of such option, pursuant to the terms of the option, by reason of the Merger Agreement, the Offer or the Merger, and (b) the extension of the exercise period for options granted to non-employee directors for a period of 90 days following the effective time of the Merger), a number of shares of common stock of K2 equal to the number of Shares subject to the Company option multiplied by 0.2757, rounded down to the nearest whole share, at a price per share equal to the per Share exercise price applicable to the Company option divided by 0.2757, rounded up to the nearest cent.

         The Company has agreed in the Merger Agreement to enter into any amendments to the plans or agreements pursuant to which the Company options have been issued that are necessary to give effect to the conversion of such options. K2 has agreed in the Merger Agreement to file with the Securities and Exchange Commission, within 10 business days after the effective time of the Merger, a registration statement on Form S-8 with respect to the shares of common stock of K2 that will be subject to the converted Company options.

         INDEMNIFICATION OF DIRECTORS AND OFFICERS. The Merger Agreement provides that, after the effective time of the Merger, K2 will cause the Company to indemnify, advance expenses to and hold harmless, to the fullest extent permitted under applicable law, the present and former directors and officers of the Company in respect of acts or omissions occurring prior to or after the effective time of the Merger, including in connection with the Merger Agreement and the transactions contemplated thereby. In the Merger Agreement, K2 has agreed to cause the certificate of incorporation and bylaws of the Company to maintain in effect, for a period of six years after the effective time of the Merger, the current provisions contained in the restated certificate of incorporation and bylaws of the Company regarding the elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses. K2 has also agreed that, from and after the effective time of the Merger, it will cause the Company to honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors or officers, and any indemnification provisions under the Company's certificate of incorporation or bylaws, existing at the date of the Merger.

         DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that K2 will, for a period of six years after the effective time of the Merger, maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the effective time of the Merger, are covered by the Company's directors' and officers' liability insurance policy on terms no less favorable to the insured persons than those of the Company's directors' and officers' liability insurance policy as of the date of the Merger Agreement. Under the terms of the Merger Agreement, K2 is required to maintain such insurance coverage only to the extent that the coverage can be maintained at an annual cost of not greater than 200% of the annual premium for the Company's current directors' and officers' liability insurance policies. If such insurance coverage cannot be purchased or maintained at a cost not greater than that amount, then K2 is required to provide as much insurance coverage as can be purchased or maintained at that amount. In lieu of maintaining the Company's existing insurance policies, K2 may cause coverage to be provided under any of K2's policies, so long as the terms of such coverage are not materially less advantageous to the intended beneficiaries than the existing insurance of the Company.

         CHANGE-OF-CONTROL PROVISION. The Company has included a change-of-control provision in its employment agreement with Michael Favish, the Company's Chief Executive Officer. Pursuant to the terms of the employment agreement, if Mr. Favish's employment with the Company is terminated (including a constructive termination) within six months of a change-of-control, he is entitled to a severance and non-competition payment equal to the greater of (i) an amount equal to the base salary for the remainder of the term of his agreement plus an amount equal to the bonus compensation earned in respect to the last full fiscal year immediately preceding the year of termination multiplied by the number of full fiscal years remaining under the agreement; or
(ii) 2.99 times the sum of his base salary plus his bonus compensation in the year immediately preceding the termination, subject to reduction to the extent necessary to ensure that no compensation received by Mr. Favish is treated as a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code. Such payment is payable, at Mr. Favish's discretion, either (i) in a lump sum on the first day of the month following the termination or (ii) in equal monthly installments commencing on the first day of the month following termination and continuing for the remainder of the term of his employment agreement. In addition, Mr. Favish's employment agreement provides that all of his unvested stock options shall be deemed to have vested on the date of a change-of-control. A change-of-control, under the terms of Mr. Favish's employment agreement, is deemed to have occurred if there is a merger or consolidation with an unaffiliated entity in which either the Company is not the surviving corporation or the Company shall have transferred or sold all or substantially all of its assets to an unaffiliated entity, other than a transaction which would cause the stockholders immediately prior to such transaction to own at least 50% of the voting securities of the Company immediately after such transaction; or (ii) a change in the constituency of a majority of the members of the Board within any twelve month period, other than a change of which a majority of the existing directors voted in favor. The completion of the Merger would constitute a change-of-control under the terms of the Mr. Favish's employment agreement. Mr. Favish's employment agreement also contains non-competition provisions applicable after the termination of his employment with the Company.

         POSSIBLE FUTURE EMPLOYMENT ARRANGEMENTS. Although no employment or similar agreements have been entered into between K2 and any members of the Company's management, there have been discussions between K2 management and certain officers of the Company regarding potential future employment.

         EXCHANGE AGREEMENTS BETWEEN K2, MICHAEL FAVISH AND SCOTT DICKEY. As of December 9, 2003, Mr. Favish beneficially owned approximately 15.2% of the outstanding Shares and Mr. Dickey beneficially owned approximately 4.5% of the outstanding Shares. In connection with the execution of the Merger Agreement, K2 entered into exchange agreements with Messrs. Favish and Dickey (the "Exchange Agreements"), pursuant to which Messrs. Favish and Dickey have agreed, on the terms and conditions contained in the Exchange Agreements, to tender their Shares in the Offer. The summary of the Exchange Agreements contained in the Prospectus, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, is hereby incorporated herein by reference. Such summary is qualified in its entirety by reference to the Exchange Agreements, which have been filed as Exhibits (e)(2) and (e)(3) to this Statement and are hereby incorporated herein by reference.

         OTHER ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES. Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described on pages 3-5 and 8-12 of the Company's Proxy Statement relating to the Annual Meeting of the Company's stockholders held on June 18, 2003 (the "2003 Proxy Statement") in the sections "Director Compensation," "Security Ownership of Certain Beneficial Owners and Management - Stock Ownership," "Report of the Compensation Committee," "Executive Compensation - Summary of Cash and Certain Other Compensation," "Executive Compensation - Stock Options," "Executive Compensation - "Option Holdings," "Executive Compensation - Employment Contracts and Termination of Employment and Change-In-Control Arrangements" and "Certain Relationships and Related Transactions." The 2003 Proxy Statement is filed herewith as Exhibit (e)(9) and is incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

         RECOMMENDATION OF OUR BOARD OF DIRECTORS. At a meeting of the Board of Directors of the Company (the "Board") held on November 25, 2003, the Board unanimously (i) determined that the Merger Agreement, the Offer and the proposed Merger are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the proposed Merger, and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer. At such meeting, the Board also, among other things, approved the consummation of the transactions contemplated by the Merger Agreement for purposes of the "merger moratorium" provisions contained in Section 203 of the DGCL and for purposes of the Company's shareholder rights plan.

         The Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

         A letter to the Company's stockholders communicating the recommendation of the Board appears as the cover page to this Statement. The letter is also filed as Exhibit (a)(6) to this Statement and is hereby incorporated herein by reference.

         BACKGROUND OF THE OFFER; CONTACTS WITH K2 AND ACQUISITION SUB. The Board has been of the view for a number of years that the Shares have been undervalued due to a number of factors, including the relatively small size of the Company and the niche industry in which it operates. Although the Company had received sporadic inquiries over the past few years regarding potential change in control transactions and had considered potential investment, acquisition and other opportunities, none of those potential opportunities ever advanced beyond a preliminary stage.

         On July 17, 2003, Richard J. Heckmann, Chairman and Chief Executive Officer of K2, contacted Jason Reese, Co-President of Imperial Capital, LLC ("Imperial"), and noted that K2 was interested in acquiring the Company, had performed its due diligence based on publicly available documents and was in a position to consummate a transaction quickly. Mr. Heckmann preliminarily offered $4.00 per share in K2 common stock for each share of Company common stock. Mr. Reese immediately contacted the Company with this development.

         On July 18, 2003, the Board was notified of K2's preliminary proposal in a telephonic conference call and discussed such proposal, and the ramifications thereof, in advance of the Board's scheduled meeting on July 21, 2003.

         On July 21, 2003, the Board met and discussed K2's proposal and asked Mr. Reese to obtain written clarification of K2's intent to acquire the Company. The Board also discussed alternatives to a potential K2 offer, including that the Company remain as an independent public company. The meeting was adjourned to allow Mr. Heckmann to transmit written clarification of K2's interest in the Company. K2 faxed a written indication of interest to acquire the shares of the Company at $4.00 per share, payable in shares of K2 common stock (as of the close of business on that date, the Shares were trading at $2.96 per Share). The Board determined that it did not need to respond to the indication of interest at that time.

         On July 22, 2003, the Company announced its second quarter financial results and also announced, among other things, that it had received from a third party (i.e., K2) an unsolicited non-cash preliminary indication of interest for the acquisition of the Shares at a price in excess of the then-current market price, and that the Board had determined not to pursue the indication of interest at that time. The Company also announced that it intended to move forward with its stock buyback plan in the coming weeks.

         On July 25, 2003, K2 faxed a written offer to acquire the shares of the Company at $4.00 per share, payable in shares of K2 common stock.

         In response to K2's offer, on July 27, 2003, the Board decided to establish a special committee to explore the K2 offer and analyze strategic alternatives to the K2 offer to assess what would be in the best long-term interest of the Company and its stockholders, particularly in light of the Board's perception that the public markets had undervalued, and would continue to undervalue, the Company. The Board unanimously determined that the special committee should be composed of those members of the Board who were not employees of the Company and had no interest in a possible sale of the Company different from those of the Company's stockholders generally. The Board therefore formed a special committee, composed of the four independent members of the Board - John Shea (Chairman), Nicholas Giordano, James McQuaid and Joel Rubenstein (the "Committee"), to explore the K2 offer and analyze strategic alternatives to the K2 offer to assess what would be in the best long-term interest of the Company and to identify the potential effects of such strategic alternatives and make recommendations to the Board.

         On July 27, 2003, the Committee met by conference telephone and unanimously voted to retain Imperial as the Committee's exclusive financial adviser and Swidler Berlin Shereff Friedman, LLP ("Swidler Berlin") as the Committee's counsel. In making its decision, the Committee was advised of Imperial's previous financial relationship with the Company. In addition, Swidler Berlin reviewed with the Committee its longstanding representation of the Company and the possible issues such past representation might raise in connection with Swidler Berlin's representation of the Committee. Swidler Berlin reviewed with the Committee its role and duties under applicable law.

         On July 28, 2003, the Company announced that it had received a non-cash offer from the same party (i.e., K2) that had previously delivered a preliminary indication of interest for the acquisition of the Shares at a price in excess of the then-current market price. The Company also announced the formation of the Committee and that, in light of the offer, it was suspending its previously announced stock buyback plan.

         On July 30, 2003, the Committee met by conference telephone and discussed the K2 offer and discussed the process generally. The Committee authorized Imperial to negotiate the terms of a confidentiality agreement with K2. The Committee also determined, with the assistance of its professional advisors, to identify strategic candidates that might be interested in acquiring the Company. The Committee initially authorized Imperial to make contact with ten potential strategic candidates on behalf of the Company, and agreed that they would work to identify additional candidates that might be worth contacting. Mr. Reese then explained his strategies toward approaching these companies to gauge their interest in a transaction with the Company. As described below, four of these potential candidates, as well as two other bidders not on the original list, expressed interest in pursuing a transaction with the Company.

         On August 5, 2003, the Committee met by conference telephone to discuss the process. Imperial had received a non-binding indication of interest from another bidder ("Bidder #1"), with an unspecified price constituting a "material premium." Mr. Reese also reported that Mr. Favish had expressed interest in acquiring the Company. The Committee instructed Mr. Reese to treat Mr. Favish as he would any other potential buyer of the Company.

         On August 12, 2003, the Committee met by conference telephone. Mr. Reese noted that Imperial was still negotiating a confidentiality agreement with K2. In the interim, Bidder #1 had offered to acquire the Company's common stock for $4.20 per share in cash. Swidler Berlin was authorized to negotiate the terms of a confidentiality agreement with Bidder #1. Mr. Reese also advised the Committee that Mr. Favish wished to make a presentation to the Committee regarding the possible merger of a private company ("Bidder #2") with and into the Company.

         On August 18, 2003, the Committee met and Bidder #2 made a presentation to the Committee regarding the possible merger of Bidder #2 with and into the Company. The Committee then determined that a transaction with Bidder #2 was not in the best interest of the Company and its stockholders because of doubts as to the benefits that Bidder #2 would add to a combined company.

         On August 25, 2003, the Company and K2 executed a confidentiality agreement.

         On September 4, 2003, the Company's management made a presentation to K2's management with respect to the Company's business at K2's headquarters. During the presentation, K2 indicated a willingness to increase its offer to $4.50 per share, payable in K2 common stock.

         On September 5, 2003, the Committee met by conference telephone and discussed the status of the negotiations with K2 and Bidder #1. The Committee did not accept the proposed increased offer from K2 at that time, but determined to seek further concessions for shareholders, including a cash-election and a collar on the shares of K2 common stock. The Committee also determined not to enter into an exclusivity agreement at that time, as maintaining flexibility would provide the Company with the best opportunity to maximize stockholder value, and that it was not in the best interests of the Company's stockholders for the Company to enter into an exclusivity agreement and foreclose other possible opportunities. Mr. Reese noted that the confidentiality agreement with Bidder #1 was not signed and that Mr. Favish had not made an offer for the Company.

         Over the next few days, K2 indicated on several occasions that it would not add a cash election mechanism to the K2 proposal at the most recently proposed price and that K2 was philosophically opposed to collars, but might consider a collar in this deal because of the small size of the Company's public float.

         On September 10, 2003, the Committee met by conference telephone. The Committee was advised of K2's position regarding a cash election mechanism and a collar. During the meeting, the Committee was advised of a proposal being formulated by Mr. Favish to acquire control over the Company. The Committee determined not to consider the proposal until it was put into writing.

         On September 23, 2003, the Committee met and discussed the status of the negotiations. Mr. Reese noted that agreement on the terms of a confidentiality agreement had been reached with Bidder #1 and another bidder ("Bidder #3"). The Committee also heard a presentation by another bidder ("Bidder #4") regarding an equity investment in the Company at a price that Bidder #4 asserted was greater than $4.50 per share. After the presentation, Bidder #4 was advised by the Committee to re-work its equity investment and make an additional proposal to acquire the entire company. The Committee questioned whether Bidder #4 had the requisite financing for its transaction.

         On September 24, 2003, the Committee met with and updated the Board on its progress. Mr. Reese noted that the Committee was in various stages of negotiations with four parties - K2, Bidder #1, Bidder #3 and Bidder #4. Mr. Reese noted that K2 was the furthest along although it was not the high bidder. Mr. Reese noted that there was some question about the ability of Bidder #4, the high bidder, to obtain financing for its offer. The Committee authorized Imperial and Swidler Berlin to negotiate an exclusivity agreement with K2.

         During the ensuing two weeks, representatives of K2 and Swidler Berlin negotiated the terms of an exclusivity agreement. In these negotiations, representatives of K2 indicated to representatives of Imperial that K2 was seeking a breakup fee of $700,000 (which was to be part of a definitive agreement, if executed) and a $100,000 expense reimbursement (which was to be paid if the Company violated the terms of the exclusivity agreement or terminated the exclusivity agreement as a result of its "fiduciary out") and wanted the Company to agree to its proposed $4.50 per share price, payable in K2 stock.

         On October 2, 2003, representatives of Bidder #3 attended a management meeting with the Company.

         On October 7, 2003, the Committee met by conference telephone and discussed the status of the negotiations. Mr. Reese noted that K2 was seeking a breakup fee of $700,000 and a $100,000 expense reimbursement and wanted the Company to agree to its $4.50 per share offer. Mr. Reese noted that Bidder #1 had signed its confidentiality agreement and submitted a new indication of interest at $5.00 per share in cash and contemplated a possible tender offer, which could allow the transaction to occur in 2003. The Committee noted its concern that Bidder #1 might be involved in the process only to obtain competitive information concerning the Company. Mr. Reese then noted that Bidder #3 had attended a management meeting with the Company. Mr. Reese noted that another bidder ("Bidder #5") had submitted an indication of interest at $4.50-$5.00 but that financing was a concern. Mr. Reese noted that Bidder #5 had signed a confidentiality agreement. The Committee was informed that Mr. Favish was no longer considering a bid for the Company and it appeared that Bidder #4 was also not interested in following up its interest in the Company.

         On October 8, 2003, representatives of Bidder #1 attended a management meeting with the Company.

         Also on October 8, 2003, representatives of Bidder #5 attended a management meeting with the Company.

         On October 14, 2003, the Committee met by conference telephone and discussed the status of the negotiations. Mr. Reese noted that, as the Committee had suspected, it appeared that Bidder #1 was not serious in its pursuit of the Company and had only sought to obtain confidential information. The Committee authorized Imperial to cease discussions with Bidder #1. The Committee also dismissed Bidder #5 from the process, due to its lack of financing. Mr. Reese advised the Committee that Bidder #3 was unlikely to pursue the acquisition. The Committee noted that, of the five additional bidders that had expressed some interest in pursuing a transaction with the Company, none had presented a viable offer and, as a result, K2 was the sole remaining potential acquiror. The Committee determined to negotiate the final terms of an exclusivity agreement with K2, including the breakup fee of $700,000 (which was to be part of a definitive agreement, if executed), a $100,000 expense reimbursement (which was to be paid if the Company violated the terms of the exclusivity agreement or terminated the exclusivity agreement as a result of its "fiduciary out") and an increase in the offer from $4.50 to $4.60 per share.

         During the ensuing two weeks, the Company negotiated certain terms of the exclusivity agreement with K2.

         On October 27, 2003, the Committee met by conference telephone and discussed the status of the negotiations with K2. The terms of the exclusivity agreement - a breakup fee of $700,000, which was to be part of a definitive agreement, if executed, a $125,000 expense reimbursement (increased from $100,000 for expenses incurred to date), which was to be paid if the Company violated the terms of the exclusivity agreement or terminated the exclusivity agreement as a result of its "fiduciary out", a full "no shop" clause and a $4.50 per share purchase price, payable in K2 common stock with an exchange ratio to be negotiated prior to signing of a definitive agreement - were tentatively agreed to by the Committee. Following the meeting, the exclusivity agreement was signed by both the Company and K2.

         On October 29, 2003, management of K2 conducted due diligence at the Company's headquarters. The due diligence review included extensive business, operations and financial due diligence and a facilities tour.

         On November 3, 2003, management of K2 conducted further due diligence at the Company's headquarters, with further discussions concerning business, operations and financial due diligence and discussion concerning integration issues.

         On November 7, 2003, the Committee met by conference telephone and discussed the status of the negotiations with K2. As a result of the Company's third quarter performance and its projected fourth quarter performance, on November 3, 2003, K2 reduced its offer from $4.50 to $4.25 per share, payable in K2 common stock. K2 also offered to commence an exchange offer immediately and close the deal in 2003 (subject to the negotiation of definitive agreements), as a result of concerns about the Company's performance and in order to allow an additional $450,000 change of control payment to be made to Mr. Favish under the terms of his employment agreement. Mr. Favish would not be entitled to such payment if the transaction was consummated in 2004. The Committee determined that it would rather allocate the $450,000 to all of the Company's shareholders and insisted that the transaction close in 2004. Mr. Reese was asked to insist that the offer remain at $4.50 per share. K2 then offered $4.37 per share, payable in K2 common stock, with the exchange ratio to be fixed prior to the announcement of the exchange offer, which would close in 2004. After an extended discussion, during which Swidler Berlin reviewed with the Committee its fiduciary duties under applicable law, the Committee preliminarily determined that an offer of $4.37 per share would be acceptable, subject to the negotiation of the exchange ratio and the definitive transaction documents. Accordingly, the Committee authorized management to continue to pursue negotiations with K2 and to enter into an amendment to the exclusivity agreement reflecting the reduction in the offer price to $4.37, and K2 and the Company entered into the amendment later in the day.

         On November 8, 2003, counsel to K2, Gibson Dunn and Crutcher, LLP, delivered an initial draft of the merger agreement to the Committee and its counsel, Swidler Berlin. The parties then commenced negotiations on a definitive merger agreement.

         Over the course of the next two weeks, there were numerous conference calls between counsel for K2 and the Company, and numerous drafts of the merger agreement were circulated. During this process, Mr. Shea, as Chairman of the Committee, working with counsel and Imperial, negotiated a number of issues with K2. These issues included the nature and scope of the representations, warranties and pre-closing covenants, the termination provisions, including the termination provision relating to the price of the K2 common stock, the definition of the exchange ratio, K2's request for expense reimbursement in the event that the Merger Agreement was terminated under certain circumstances and the situations and time frames in which the Board would be able to negotiate with competing bidders. During this time, Mr. Shea regularly updated each of the members of the Committee as to the progress of the ongoing negotiations.

         On November 19, 2003, the Committee met by conference telephone to discuss the Company's fourth quarter performance and the status of the negotiations with K2. The Committee noted that the Company's projected fourth quarter performance was lower than it had been on November 7, 2003. Mr. Reese was then asked to speak to K2 to inform K2 of the revised projections and ascertain whether the deal would continue as per the parties' previous discussions. The meeting was adjourned until November 20, 2003, at which time Mr. Reese reported back that K2 remained interested in the transaction.

         On November 25, 2003, the Committee met to discuss and approve the merger agreement. Each member of the Board had been provided with copies of the draft merger agreement on the previous day. At this meeting, Swidler Berlin summarized the process that had been conducted. Messrs. Favish and Dickey (the two members of the Board who were not also members of the Committee) were then invited to join the meeting, and Swidler Berlin summarized the terms of the Merger Agreement and the mechanics and projected timing of the Offer and the Merger. Imperial then reviewed its financial analysis of the merger consideration and delivered to the Board an oral opinion (confirmed by delivery of a written opinion dated November 25, 2003) to the effect that, as of the date of the opinion and based on and subject to the matters described in its opinion, the consideration to be received by the holders of the Shares in the Offer and subsequent Merger was fair, from a financial point of view, to the stockholders of the Company. Messrs. Favish and Dickey were then asked to leave the meeting, and Swidler Berlin reviewed with the Committee its fiduciary duties under applicable law, including those duties in connection with a sale of the Company. The Committee then engaged in a discussion regarding the proposed merger, during which it compared the prospects of remaining a public company to the prospects of engaging in the transaction with K2. The Committee noted the

Company's inability to attract sufficient research analyst coverage, which in part has led to the undervaluation of the Company's common stock by the capital markets as perceived by the Committee. The Committee also discussed the Company's poor stock performance over the same period, the Company's soft fourth quarter projections and the fact that nothing had occurred since the receipt of K2's initial unsolicited offer in July to improve the Company's prospects. These factors all led the Committee to conclude that there was nothing that could reasonably be expected to occur in the foreseeable future that would change this situation. The Committee also considered the premium to market value represented by the K2 offer. Accordingly, the Committee determined that the merger under consideration was the best alternative to maximize stockholder value. The Committee, by unanimous vote, then recommended that the Board approve the merger agreement.

         Following the Committee meeting, a meeting of the Board was convened, at which time the Board unanimously (i) determined that the Merger Agreement, the Offer and the proposed Merger are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the proposed Merger, and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer. At such meeting, the Board also, among other things, approved the consummation of the transactions contemplated by the Merger Agreement for purposes of the "merger moratorium" provisions contained in Section 203 of the DGCL and for purposes of the Company's shareholder rights plan. The Board then authorized management to execute the Merger Agreement.

         In the afternoon on November 25, 2003, after the close of trading on the markets, the Company and K2 executed the Merger Agreement, and each of Scott
P. Dickey and Michael Favish entered into and executed their respective Exchange Agreements with K2.

         On November 26, 2003, the Company and K2 issued separate press releases announcing the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the proposed Merger.

         On December 10, 2003, K2 commenced the Offer.

         REASONS FOR THE RECOMMENDATION OF OUR BOARD OF DIRECTORS. On the recommendation of the Special Committee, our Board of Directors unanimously approved the Merger Agreement, the Offer and the proposed Merger and recommends that our stockholders accept the Offer and tender their Shares in the Offer for the following reasons:

         Our Current Weaknesses and Vulnerabilities. The Special Committee and the Board believe, based on their review and consideration of the Company's business, the markets in which it competes, its prospects and its current weaknesses and vulnerabilities, that the Offer provides an exceptional opportunity for the Company's stockholders to maximize their investment in the Shares. In this regard, the Special Committee and the Board noted:

         o the difficulties of operating in a niche industry such as the Company's;

         o    the Company's soft fourth quarter projections;

         o the escalating governance costs associated with being a relatively small public company; and

         o the low trading volume, and resulting lack of liquidity, of the Shares.

         Premium Over Our Historical Market Prices. The value of the Offer Consideration is $4.37 per share, based on a $15.85 price per share of K2's common stock, which is the price (the "Formula Price") resulting from the formula used to calculate the number of shares of common stock of K2 to be received by our stockholders in the Offer and the proposed Merger. The Shares have not traded at a price higher than $4.37 per share since November 13, 2002. In addition, the value of the Offer Consideration represents a significant premium over the recent historical trading prices of the Shares, including:

         o a 44.7% premium over the closing price of the Shares on July 25, 2003, the last full trading day before the Company announced the receipt of an unsolicited offer to purchase the Shares, the formation of the Committee and the suspension of the stock buyback plan;

         o a 9.8% premium over the closing price of the Shares on November 25, 2003, the last full trading day before the Company announced the execution of the Merger Agreement;

         o an 11.2% premium over the average closing price of the Shares for the period from November 25, 2001 to November 25, 2003; and

         o the following premiums over the average closing price of the Shares for the trading-day periods set forth below ending on November 25, 2003:

                  Period                                            Premium
                  -----------------------------------------------------------
                  30 trading-day average                             14.4%
                  60 trading-day average                             15.6%
                  90 trading-day average                             19.7%
                  120 trading-day average                            24.5%

         Negotiated Price. The Offer Consideration and the other terms of the Merger Agreement resulted from arms-length negotiations between the Company and K2, and the Special Committee and the Board believe that the Offer Consideration of 0.2757 of a share of common stock of K2 for each Share, or the equivalent of $4.37 per Share based on the Formula Price, represents the highest per Share consideration that could be negotiated with K2.

         Other Marketing Efforts. The Special Committee and the Board concluded that the Offer Consideration reflects the highest price likely to be offered to our stockholders in a sale transaction. In this regard, the Special Committee and the Board considered Imperial's efforts to solicit offers from other interested buyers, as more fully described in the section entitled "Background of the Offer and the Merger," above.

         Opinion of the Company's Financial Advisor. The Company's financial advisor, Imperial, delivered an opinion to the Board on November 25, 2003 stating that, as of that date and subject to the assumptions, qualifications and limitations set forth in the opinion, the per share consideration to be received by the holders of the Shares in the Offer and the proposed Merger is fair, from a financial point of view, to such holders. A summary of the presentation made by Imperial to the Board is included in the section of this Item 4 entitled "Opinion of the Company's Financial Advisor," and a copy of the opinion of Imperial is attached to this Statement as Annex A.

         Opportunity to Receive K2 Stock. The Offer and the proposed Merger present an opportunity for the Company's stockholders to receive common stock in a significantly larger and more diversified company, to have greater liquidity for their shares, to benefit from any synergies experienced by K2 in the acquisition and integration of the Company, and to participate in any future growth of K2 and the Company on a combined basis.

         Protection Against Decline in K2 Stock Price Prior to Completion of the Offer The terms of the Merger Agreement permit the Board, upon the recommendation of the Special Committee, to terminate the Merger Agreement if, prior to K2's completion of the Offer, the average closing price of the common stock of K2 on the NYSE for any 10 consecutive trading days ending not later than two trading days prior to the expiration of the Offer is less than $11.78, which is 25% below the closing price of K2's common stock on the day that the Merger Agreement was signed, provided that the Board must exercise this termination right within two trading days following the expiration of any such 10 consecutive trading days.

         Ability to Consider Unsolicited Competing Proposals. The terms of the Merger Agreement permit the Special Committee to consider unsolicited competing proposals, if any, from third parties to acquire the Company in instances when the Board's fiduciary duties would warrant such consideration, although the Company would be required to pay to K2 a termination fee of $700,000 if the Board accepts, recommends or submits to stockholders a competing proposal, withdraws, modifies or fails (upon request, within a specified period of time) to reconfirm its recommendation with respect to the Offer and the Merger or fails (within a specified period of time) to recommend against a competing proposal. In the event the Company terminates the Merger Agreement to pursue a competing proposal, the Exchange Agreements will also terminate.

         Transaction Structure. The transaction has been structured to be tax free to the Company's stockholders. It is a condition to the obligation of K2 to complete the Offer that each of K2 and the Company shall have received an opinion of outside counsel that the Offer and the Merger will together constitute a tax free reorganization under the federal tax laws, and it is a condition to the obligations of K2 and the Company to complete the proposed Merger that such opinion shall not have been withdrawn and that no events shall have occurred that would prevent K2 or the Company from relying on such opinion. In addition, the transaction structure provides for a first-step exchange offer for all of the Shares, which will enable the Company's stockholders to receive the Offer Consideration and obtain the benefits of the transaction more quickly than might be the case in other transaction structures, such as a straight stock-for-stock merger.

         Countervailing Factors. The Special Committee and the Board also considered certain countervailing factors in their deliberations concerning the Merger Agreement, the Offer and the proposed Merger, including the requirement under the Merger Agreement that the Company pay a termination fee to K2 of $700,000 if the Company terminates the Merger Agreement under certain circumstances specified in the Merger Agreement, including if the Board exercises its right to terminate the Merger Agreement and pursue a competing proposal from a third party. Although the Special Committee and the Board recognize that this requirement could result in significant fees being borne by the Company and could deter third parties from making a competing offer for the Company, the Special Committee accepted this provision in the negotiations with K2 as being within market parameters and with a view towards obtaining other terms favorable to the Company. The Special Committee and the Board believe that the positive reasons for approving the Merger Agreement, the Offer and the proposed Merger and recommending that the Company's stockholders accept the Offer and tender their Shares in the Offer outweigh these negative countervailing factors.

         The preceding discussion of the reasons for the Board's recommendation is not intended to be exhaustive, but does set forth the principal reasons for the Board's recommendation. The Board did not quantify or otherwise assign relative weights to the specific reasons supporting its recommendation. In addition, individual members of the Board may have given different weights to different reasons.

         OPINION OF THE COMPANY'S FINANCIAL ADVISOR. On July 27, 2003, the Company retained Imperial to act as its financial advisor in connection with exploring strategic alternatives, including a possible sale or merger of the Company. As part of its engagement, Imperial was requested to consider whether the consideration to be received by the holders of the Shares in the Offer and subsequent Merger was fair, from a financial point of view, to such stockholders. At a meeting of the Board held on November 25, 2003, Imperial delivered its oral opinion to the Board that, as of such date, the consideration to be received by the holders of Shares in the Offer and subsequent Merger was fair, from a financial point of view, to such holders. Imperial subsequently confirmed its opinion in writing.

         Imperial's opinion is directed for the information and use of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. Imperial's opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement and does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer or vote for the Merger. In furnishing its opinion, Imperial did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

         In connection with the rendering of its opinion, Imperial:

         o    Reviewed the draft Merger Agreement dated November 24, 2003;

         o Analyzed certain historical business and financial information relating to the Company furnished to Imperial by management of the Company, including the Company's financial statements for the fiscal year ended ("FYE") December 31, 2002 and the nine months ended September 30, 2003;

         o Reviewed certain information including financial forecasts relating to the business, earnings, taxes and cash flow of the Company, furnished to Imperial by management of the Company;

         o Reviewed the Company's projections for FYE December 31, 2004 through 2008, furnished to Imperial by management of the Company;

         o Reviewed with management the outcome of the marketing process of the Company;

         o Reviewed the indications of interest received from five potential buyers;

         o Reviewed certain other publicly available business and financial information relating to the Company that Imperial deemed to be relevant;

         o Conducted discussions with members of senior management of the Company concerning the matters described in the clauses above, as well as the prospects and strategic objectives of the Company;

         o Reviewed public information with respect to certain other companies with financial profiles that Imperial deemed to be relevant;

         o Reviewed the shares outstanding and the options outstanding for the Company as of September 30, 2003, as provided by management;

         o Reviewed the current and historical market prices and trading activity for the Shares; and

         o Conducted such other financial studies, analyses and investigation and took into account such other matters as Imperial deemed necessary, including Imperial's assessment of general economic, market and monetary conditions.

         In connection with this review, Imperial relied upon the accuracy and completeness of the foregoing financial and other information and Imperial did not assume responsibility for independent verification of such information or conduct any independent valuation or appraisal of any assets of the Company or any appraisal or estimate of liabilities of the Company. With respect to the Company's financial forecasts, Imperial assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the Company's future financial performance. Imperial also relied upon the assurances of senior management of the Company that they were unaware of any facts that would make the information or financial forecasts provided to Imperial incomplete or misleading. Imperial assumed no responsibility for, and expresses no view as to, such financial forecasts or the assumptions on which they are based. Imperial assumed that the Merger Agreement would be signed substantially in the form reviewed and the parties will comply with the material terms thereof in effecting the transaction.

         The following summary does not purport to be a complete description of the financial data presented or analyses performed by Imperial. Although the summary includes some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the opinion. In preparing the opinion, Imperial performed certain financial and comparative analyses summarized in the following paragraphs. Imperial believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying the opinion. While the conclusions reached in connection with each analysis were considered carefully by Imperial in arriving at its opinion, Imperial made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.

         The following is a summary of the significant financial and comparative analyses used by Imperial in connection with the rendering of its opinion, which included a review of the sale process, a historical stock trading analysis, a comparable company analysis, a comparable transactions analysis and a discounted cash flow analysis.

         Marketing Process. Imperial reviewed the marketing process it managed with respect to the Company since receiving K2's initial, unsolicited indication of interest on July 17, 2003. As more fully described in "Background of the Offer and the Merger," beginning on July 30, 2003, Imperial made contact and held discussions with fourteen other potential buyers on behalf of the Company. In addition, given the public announcement of K2's unsolicited offer, Imperial received unsolicited inquiries from third parties that were interested in a potential transaction with the Company. Five potential candidates expressed some level of interest in pursuing a transaction with the Company, and three ultimately submitted non-binding proposals. However, two of these three bidders ultimately failed to pursue the transaction, while the third submitted an offer that was subject to a significant financing contingency that did not appear likely to be satisfied.

         Historical Stock Trading Analysis. Imperial reviewed the historical performance of the Shares based on an analysis of closing prices and trading volumes for the one-year period prior to the date of the fairness opinion. Imperial noted that the closing price for the Shares over this period ranged from $2.76 to $4.30, and the average daily trading volume over this period was approximately 6,000 shares. The following chart summarizes the average closing prices and volume of trading of the Shares over the following periods of trading days prior to the date of the fairness opinion:


                           SUMMARY OF PRICE AND VOLUME

                      PERIOD                  AVERAGE     AVERAGE
                                               CLOSE    DAILY VOLUME
                      Prior 30 Days      $      3.82        6,623
                      Prior 60 Days      $      3.78        6,605

                      Prior 90 Days      $      3.65        7,794
                      Prior 120 Days     $      3.51        6,500
                      Prior Year         $      3.53        6,072

         Imperial noted that the Offer was above the average closing prices of the Shares for each period reviewed as part of the historical stock trading analysis.

         Comparable Company Analysis. Imperial's comparable company analysis was based on a review of historical public market pricing for the Shares, the valuation multiples implied by such pricing, and a comparison of the Company's valuation multiples with those of a selected group of comparable public companies.

         In selecting the comparable companies, Imperial searched comprehensive lists and directories of public companies to find companies that provided products or services for either the sports related or licensed collectible/toy industries, made their financial information public and had an active trading market to measure public perception. In addition, Imperial eliminated two companies from its comparable companies analysis (Nike and Reebok) because their market capitalizations were in excess of $1 billion.

         The companies that Imperial selected were as follows:

o   K2 Inc. (NYSE: KTO);

o   Next Inc. (OTCBB: NXTI);

o   Russell Corp. (NYSE: RML);

o   Action Performance Companies, Inc. (NYSE: ATN);

o   Dyna Group International, Inc. (OTCBB: DGIX);

o   Equity Marketing Inc. (Nasdaq: EMAK);

o   Grand Toys International, Inc. (Nasdaq SmallCap: GRIN);

o   JAKKS Pacific, Inc. (Nasdaq: JAKK); and

o   RC2 Corporation (Nasdaq:  RCRC)

         Imperial then compared market values for each of these companies of, among other things, current enterprise value (equity value, plus total debt, minority interest, preferred stock and convertibles, less investments in unconsolidated affiliates, cash and cash equivalents) as multiples of the latest twelve months revenues and earnings before interest, taxes, depreciation and amortization.

         No company included in the selected comparable companies is identical to the Company. In selecting and evaluating the comparable companies, Imperial made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of the Company and those of the selected comparable companies, Imperial believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis.

         Imperial applied the average of the selected multiples to the Company's operating results for the last twelve months to determine a range of implied values per share of the Company's common stock, resulting in an aggregate range of values per share between $1.28 and $6.45, with a mean of $3.86.

         Imperial noted that the Offer was in the range of the values derived from the comparable company analysis, and was above the mean.

         Comparable Transactions Analysis. Imperial's comparable transaction analysis was based on a comparison of the Company's valuation multiples with those implied by certain announced control transactions deemed relevant based on similarity of business operations.

         In selecting the comparable transactions, Imperial searched comprehensive lists and directories of public companies. In order for a transaction to provide a useful comparison, it was necessary to have publicly available information about the purchase price and the operating results of the acquired company. Based on this search, Imperial selected the following transactions, all of which involved companies in the sports related and/or licensed collectible/toy sector and all of which have occurred since January 2000:

o   K2's acquisition of Brass Eagle, Inc., which was announced in October 2003;

o   K2's acquisition of WinterQuest LLC, which was announced in October 2003;

o the acquisition of Varsity Brands, Inc. by a private equity fund and a management group, which was announced in April 2003;

o the acquisition of Bike Athletic Company by Russell Corp., which was announced in January 2003;

o K2's acquisition of Rawlings Sporting Goods Company, Inc., which was announced in December 2002;

o the acquisition of Toymax International, Inc. by JAKKS Pacific, Inc., which was announced in February 2002;

o the acquisition of First Team Sports, Inc. by Gen-X Sports, Inc., which was announced in July 2001;

o the acquisition of Ellet Brothers, Inc. by a private group led by Robert Gorham, which was announced in November 2000;

o the acquisition of Serengeti Eyeware, Inc. by Worldwide Sports & Recreation, Inc., which was announced in July 2000;

o the acquisition of Pentech International, Inc. by JAKKS Pacific, Inc., which was announced in May 2000;

o the acquisition of Playcore, Inc. by Chartwell Investments, which was announced in April 2000;

o the acquisition of SCS Interactive, Inc. by Koala Corp., which was announced in March 2000;

o the acquisition of Janex International, Inc. by DaMert Company, Inc., which was announced in February 2000; and

o the acquisition of Demarini Sports, Inc. by Wilson Sporting Goods Co., which was announced in February 2002.

         No acquired company involved in the comparable transactions is identical to the Company. In selecting and evaluating the comparable transactions, Imperial made subjective judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Because of the inherent differences between the business, operations, financial condition and prospects of the Company and those of the acquired companies included in the selected comparable transactions, Imperial believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable transactions analysis.

         Imperial compared market values of, among other things, the implied enterprise value of each company acquired in a selected comparable transaction, as a multiple of such company's EBITDA and revenue for the twelve months prior to the announcement of the transaction. Imperial then applied the range of multiples derived from the foregoing analysis to the Company's operating results for the last twelve months to determine a range of implied values per share of the Company's common stock, resulting in an aggregate range of values per share between $1.25 and $6.68, with a mean of $3.97.

         Imperial noted that the Offer was in the range of the values derived from the comparable transactions analysis, and was above the mean.

         Discounted Cash Flow Analysis. Imperial performed a discounted cash flow analysis ("DCF") on the Company. The fundamental premise of the DCF approach is to estimate the available cash flows a prudent investor would expect a company to generate over its remaining life. To determine this amount, Imperial relied on cash flow projections for FYE December 31, 2004 through 2008, as provided by the Company's management. Imperial estimated the

Company's weighted average cost of capital by performing analyses consistent with the capital asset pricing model. In its analyses, Imperial applied the average re-levered beta of 1.02 for the comparable group (consisting of those companies specified in the Comparable Company Analysis described above). Imperial then applied a 0% to 5% company specific risk premium, which reflected the uncertain nature of the Company's projections. These calculations resulted in a range of 16% to 20% for the Company's estimated cost of capital, which Imperial used to calculate the present value of free cash flows for 2004 through 2008 and the present value of the terminal value of the Company (the calculated value of the Company at the end of the projection period). Imperial calculated the terminal value at the end of 2008 based on a perpetual growth rate of 7.1%. These calculations resulted in a range of implied values per Share of $1.02 to $1.22.

         Imperial noted that the Offer was above the range of the values derived from the discounted cash flow analysis.

         Miscellaneous. In performing its analyses, Imperial made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of the Company. The estimates contained in the analyses performed by Imperial and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. Accordingly, such estimates are inherently subject to substantial uncertainty and neither the Company nor Imperial assumes responsibility for the accuracy of such analyses and estimates. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

         The Board retained Imperial based upon its experience in the valuation of businesses and their securities in connection with mergers, acquisitions, sales of companies, sales of corporate divisions and similar corporation transactions.

         In the ordinary course of its business and in accordance with applicable state and federal securities laws, Imperial may trade Company and/or K2 securities for its own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

         In connection with its engagement, the Company has paid Imperial a cash retainer of $50,000, and has agreed to pay a cash success fee of $362,500 and a cash incentive fee equal to 5% of the excess of: (a) the aggregate value of the consideration received by the Company's stockholders and optionholders in the Merger and the Offer; over (b) the product of (1) $4.25 and (2) the number of Shares outstanding on a fully-diluted basis. Because the calculation of the cash incentive fee will be based upon the value of K2's common stock as of the effective time of the Merger, the precise amount of the fee cannot be calculated at this time. Based on the Formula Price, the amount of the cash incentive fee would be approximately $26,000. Both the cash success fee and the cash incentive fee will be due and payable upon the consummation of the Merger. In addition, the Company has agreed to reimburse Imperial for all reasonable out-of-pocket expenses incurred in connection with the engagement, and to indemnify Imperial and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, the engagement.

         THE FULL TEXT OF IMPERIAL'S WRITTEN OPINION IS ATTACHED AS ANNEX A TO THIS STATEMENT, AND DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN. THE DESCRIPTION OF IMPERIAL'S OPINION CONTAINED IN THIS STATEMENT SHOULD BE REVIEWED TOGETHER WITH THE FULL TEXT OF THE WRITTEN OPINION, WHICH YOU ARE URGED TO READ CAREFULLY IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF IMPERIAL SET FORTH IN THIS STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF IMPERIAL'S WRITTEN OPINION, WHICH IS ATTACHED AS ANNEX A HERETO.

         INTENT TO TENDER. After reasonable inquiry and to the best knowledge of the Company, each director and executive officer of the Company who owns Shares intends to tender in the Offer all such Shares that each such person owns of record or beneficially, other than such Shares, if any, that any such persons may have an unexercised right to purchase by exercising stock options. Upon the completion of the Merger, each outstanding option to purchase Shares issued by the Company pursuant to the Company's 1998 Stock Option Plan or any other agreement or arrangement, whether vested or unvested, will be converted into an option to purchase shares of common stock of K2. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements -- Company Stock Options."

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Except as set forth in this Statement, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement and the Exchange Agreement.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

         Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

         DELAWARE GENERAL CORPORATION LAW. The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

         SHORT-FORM MERGER. Under Section 253 of the DGCL, if K2 acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, K2 will be able to effect the Merger after the completion of the Offer without a vote by the Company's stockholders. Under the terms of the Merger Agreement and subject to the conditions contained therein, K2 has the option, exercisable after its purchase of Shares pursuant to the Offer, to purchase from the Company such number of Shares that, when added to the number of Shares purchased by K2 pursuant to the Offer, will constitute at least 90% of the outstanding Shares on a diluted basis, as described in the Prospectus. However, if K2 does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company's stockholders will be required under the DGCL to effect the Merger. As a result, the Company will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other things, the Company will be required to prepare and distribute a proxy statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Consideration to stockholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that more than 50% of the outstanding Shares on a diluted basis, as described in the Prospectus, be tendered. In addition, K2 and Acquisition Sub have agreed to cause all of the Shares acquired by them in the Offer or otherwise owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the Minimum Tender Condition shall have been satisfied and the Offer is consummated, the Shares owned by K2 and Acquisition Sub would represent more than 50% of the outstanding Shares, comprising voting power sufficient to approve the Merger Agreement without the vote of any other stockholder. Accordingly, adoption of the Merger Agreement would be assured.

         APPRAISAL RIGHTS. Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares may have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the amount of the Merger Consideration or the market value of the Shares. The value so determined could be more or less than the Merger Consideration.

         If K2 acquires at least 90% of the outstanding Shares in the Offer or otherwise and effects a short-form merger pursuant to Section 253 of the DGCL, then appraisal rights will be available to the holders of Shares in connection with the Merger. If K2 does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote by the Company's stockholders is required under the DGCL to effect the Merger, then the Merger will be effected by the Company under Section 251 of the DGCL and appraisal rights will not be available to the holders of the Shares if: (i) at the record date fixed to determine the stockholders of the Company entitled to receive notice of and to vote at the meeting of stockholders at which the Merger Agreement will be voted on, the Shares are listed on any of the NYSE, another national securities exchange or the Nasdaq National Market or are held of record by more than 2,000 holders; and
(ii) at the effective time of the Merger, the shares of common stock of K2 to be received by the holders of Shares in the Merger are listed on any of the NYSE, another national securities exchange or the Nasdaq National Market or are held of record by more than 2,000 holders. As of the date of this Statement, the Shares are listed for trading on the Nasdaq National Market and the shares of common stock of K2 are listed for trading on the NYSE.

         Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

         MERGER MORATORIUM LAW. Section 203 of the DGCL prevents an "interested stockholder" (generally defined as a person that beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

o before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

o upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

o following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66% of the outstanding voting stock of the corporation not owned by the interested stockholder.

         The Board approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL at its meeting held on November 25, 2003, as described in Item 4 of this Statement above. The restrictions of Section 203 of the DGCL will therefore not apply to the Merger or the transactions contemplated by the Merger Agreement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Statement:

Exhibit No.  Description

         (a)(1) Prospectus of K2, dated December 10, 2003 (incorporated by reference to the prospectus included in the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10, 2003).

         (a)(2) Form of Letter of Transmittal of K2 (incorporated by reference to Exhibit 99.2 of the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10, 2003).

         (a)(3) Form of Letter of K2 to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10, 2003).

         (a)(4) Form of Letter of K2 to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 of the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10, 2003).

         (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit
                  99.5 of the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10,
                  2003).

         (a)(6) Letter to the stockholders of the Company, dated December 10, 2003.*

         (a)(7) Press release issued by the Company on November 26, 2003 (incorporated by reference to the press release filed by the Company under cover of Schedule 14D-9 with the Securities and Exchange Commission on November 26, 2003).

         (a)(8) Summary Advertisement placed by K2 in the Investor's Business Daily on December 10, 2003 (incorporated by reference to
                  Exhibit 99.7 of the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10, 2003).

         (a)(9) Press release issued by K2 on December 10, 2003 (incorporated by reference to Exhibit 99.8 of the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10, 2003).

         (e)(1) Agreement and Plan of Merger and Reorganization, dated as of November 25, 2003, by and among K2, Acquisition Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 26, 2003).

         (e)(2) Exchange Agreement, dated as of November 25, 2003, by and between K2 and Michael Favish (incorporated by reference to Exhibit 10.1 of the Registration

                  Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10, 2003).

         (e)(3) Exchange Agreement, dated as of November 25, 2003, by and between K2 and Scott Dickey (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-4 filed by K2 with the Securities and Exchange Commission on December 10, 2003).

         (e)(4) 1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on July 23, 1998).

         (e)(5) Amendment to 1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 of Post Effective Amendment No. 1 to the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on August 16, 1999).

         (e)(6) Amendment to 1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 4.1 on Post Effective Amendment No. 2 to the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on August 3, 2001).

         (e)(7) Form of Stock Option Award Agreement under the 1998 Stock Option Plan of the Company (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission on July 23, 1998).

         (e)(8) Employment Agreement, dated as of August 10, 2002, by and between the Company and Michael Favish (incorporated by reference to Exhibit 10.4(3) of the Quarterly Report on Form 10-Q for the period ended September 30, 2002 filed by the Company with the Securities and Exchange Commission on November 14, 2002).

         (e)(9) The Company's Proxy Statement, dated May 19, 2003, disseminated in connection with the Annual Meeting of the Stockholders of the Company held on June 18, 2003 (incorporated by reference to the Schedule 14A of the Company filed by the Company with the Securities and Exchange Commission on May 19, 2003).

         (g)      None

         ANNEX A Fairness Opinion of Imperial Capital, LLC

         --------------

*Included as the cover page to this Solicitation/ Recommendation Statement on
Schedule 14D-9 mailed to the stockholders of the Company.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOTOBALL USA, INC.

By: /s/ Scott P. Dickey
    ---------------------
Name: Scott P. Dickey
Title: President and Chief Operating Officer

Dated: December 10, 2003

                                                                         ANNEX A


                   [IMPERIAL CAPITAL, LLC LOGO]

--------------------------------------------------------------------------------

150 SOUTH RODEO DRIVE, SUITE 100  BEVERLY HILLS, CA 90212
310-246-3700   800-929-2299   FAX  310-246-3794








November 25, 2003

Fotoball USA, Inc.
Board of Directors
6740 Cobra Way
San Diego, CA  92121


Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Fotoball USA, Inc. ("FUSA") of the aggregate consideration to be received in connection with the sale of all of the outstanding shares of common stock of FUSA (the "Transaction") to a newly formed corporation, Boca Acquisition Sub, Inc., a wholly owned subsidiary of K2, Inc. ("K2"). Pursuant to the Transaction, K2 will purchase all of the outstanding common stock of FUSA in exchange for a number of shares of common stock of K2 equal to the exchange ratio of $4.37 divided by K2's average closing price of $15.85 for the 20 trading days ended November 25, 2003, or 0.2757 share of K2's common stock (the "Merger Consideration"). Pursuant to the Transaction, K2 will commence an exchange offer to acquire all of the shares of common stock of FUSA (the "Tender"). Once the shareholders of FUSA tender a sufficient number of shares to effect a merger, and other conditions to closing are satisfied, K2 will close the Tender and complete a merger with FUSA to acquire the remaining shares for the Merger Consideration. IC has analyzed the fairness of the proceeds to be received by the shareholders of FUSA in the Transaction. The terms and conditions of the Transaction are more fully defined in the most recent draft of the Agreement and Plan of Merger and Reorganization by and between FUSA and K2 dated November 20, 2003 (the "Merger Agreement").

In connection with the rendering of this opinion, we have:

(i)      Reviewed the draft Merger Agreement;
(ii) Analyzed certain historical business, financial and other information relating to FUSA, including FUSA's financial statements for the fiscal year ended ("FYE") December 31, 2002 and the nine months ended September 30, 2003 as per FUSA's most recent 10-K and 10-Q filings;
(iii) Reviewed certain information including financial forecasts relating to the business, earnings, taxes and cash flow of FUSA furnished to us by management of FUSA;
(iv) Reviewed projections for FYE December 31, 2004 through 2008 furnished to us by management of FUSA;
(v)      Reviewed with management the outcome of the marketing process of FUSA;
(vi)     Reviewed the indications of interest from five (5) strategic buyers;
(vii) Reviewed certain other publicly available business and financial information relating to FUSA that we deemed to be relevant;

Fotoball USA, Inc.
Board of Directors
Page 2




(viii) Conducted discussions with members of senior management of FUSA concerning the matters described in clauses (i) through (vii) above, as well as the prospects and strategic objectives of FUSA;
(ix) Reviewed public information with respect to certain other companies with financial and business profiles which we deemed to be relevant;
(x) Reviewed the shares outstanding and the options outstanding for FUSA as of September 30, 2003;
(xi) Reviewed the current and historical market prices and trading activity for FUSA's common stock; and
(xii) Conducted such other financial studies, analyses and investigation and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

With your consent, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information or conducted any independent valuation or appraisal of any assets of FUSA or any appraisal or estimate of liabilities of FUSA. With respect to the financial forecasts, we have assumed, with your consent, that they has been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of FUSA as to the future financial performance of FUSA. We have also relied upon the assurances of senior management of FUSA that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We assume no responsibility for, and express no view, as to such financial forecasts or the assumptions on which they are based. With your consent, we have assumed that the Transaction will be consummated on terms substantially in the form reviewed and the parties will comply with the material terms thereof in effecting the Transaction.

Our opinion expressed herein has been prepared for the information of FUSA, and our opinion is rendered only in connection with the Transaction and not in connection with any other transaction. This opinion does not constitute a recommendation to any holder of shares of FUSA as to whether such holder should sell his or her shares to K2. This opinion does not address the business decision to engage in the Transaction or address the relative merits of any alternatives discussed by the Board of Directors. No opinion is expressed herein, nor should one be implied, as to the fair market value of FUSA's equity or the prices at which its securities may trade at any time. It is understood that this opinion may not be disclosed or otherwise referred to or used for any other purpose without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction. Our opinion may be attached as an exhibit to FUSA's Solicitation/Recommendation Statement on
Schedule 14D-9.

Imperial Capital, LLC, in the ordinary course of its business, may actively trade the equity securities of FUSA for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based on and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration to be received by the shareholders of FUSA in the Transaction is fair from a financial point of view.


Very truly yours,

IMPERIAL CAPITAL, LLC